Filed by Rock-Tenn Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Rock-Tenn Company, MeadWestvaco Corporation
Commission File No.: 001-12613

RockTenn Announces Preliminary Shareholder Merger Consideration Election Results

NORCROSS, Ga., June 24, 2015 – Rock-Tenn Company (RockTenn) (NYSE:RKT) today announced the preliminary results of the elections made by its shareholders as to the form of merger consideration they wish to receive in connection with the combination of RockTenn and MeadWestvaco Corporation (MWV) (NYSE:MWV) into WestRock Company (WestRock).

As previously announced, under the terms of the business combination agreement, by and among RockTenn, MWV, WestRock, Rome Merger Sub, Inc. and Milan Merger Sub, LLC, subject to proration, allocation and certain limitations set forth in the business combination agreement, shareholders of RockTenn had the option to elect to receive for each share of RockTenn common stock (except for excluded shares and dissenting shares as more particularly set forth in the business combination agreement):

●	the right to receive an amount in cash equal to the volume weighted average price per share of RockTenn common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding (but not including) the third trading day prior to the effective time of the combination (the “Cash Consideration”); or

●	the right to receive one fully paid and nonassessable share of WestRock common stock (the “Stock Consideration”).

Based on available information as of the election deadline, 5:00 p.m., Eastern Time, on June 23, 2015, the preliminary merger consideration election results were as follows:

●	holders of 89,932,763 shares of RockTenn common stock, or approximately 63.8% of the outstanding shares of RockTenn common stock, elected to receive the Stock Consideration (which includes 4,767,371 shares of RockTenn common stock that made elections pursuant to guaranteed delivery procedures);

●	holders of 14,047,427 shares of RockTenn common stock, or approximately 10.0% of the outstanding shares of RockTenn common stock, elected to receive the Cash Consideration (which includes 1,825,362 shares of RockTenn common stock that made elections pursuant to guaranteed delivery procedures); and

●	holders of 36,906,413 shares of RockTenn common stock, or approximately 26.2% of the outstanding shares of RockTenn common stock, failed to make a valid election prior to the Election Deadline.

Because, based on such preliminary results, the Cash Consideration option is expected to be oversubscribed, the consideration to be received by the holders who elected the Cash Consideration is expected to be prorated pursuant to the terms set forth in the business combination agreement.  After the final results of the merger consideration election process are determined, the final allocation of merger consideration will be calculated in accordance with the terms of the business combination agreement.

The parties are still awaiting the approval of the proposed combination by the shareholders of RockTenn and the stockholders of MWV at the respective special meetings to be held later this morning. Assuming receipt of such approvals, RockTenn and MWV expect to close the combination on July 1, 2015.

About WestRock

WestRock Company aspires to be the premier partner and unrivaled provider of paper and packaging solutions in consumer and corrugated markets. WestRock’s 42,000 team members will support customers around the world from 275 operating and business locations spanning North America, South America, Europe and Asia. WestRock will trade on the NYSE under the ticker symbol WRK.

RockTenn Contacts:
Investor Contact:
John Stakel
Senior Vice President, Treasurer
678-291-7901
jstakel@rocktenn.com

Media Contact:
Robin Keegan
Director, Corporate Communications
770-326-8245
rokeegan@rocktenn.com

MWV Contacts:
Investor Contact:
Jason Thompson
Director, Investor Relations
804-444-2556
jason.thompson@mwv.com

Media Contact:
Tucker McNeil
Director, Corporate Communications
804-444-6397
mediainquiries@mwv.com

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. RockTenn and MWV caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, the statement that WestRock’s 42,000 team members will support customers around the world from 275 operating and business locations spanning North America, South America, Europe and Asia and that the combination is expected to be consummated on July 1, 2015. With respect to these statements, RockTenn and MWV have made assumptions regarding, among other things, whether and when the proposed transaction will be approved; whether and when the proposed transaction will close; the results and impacts of the proposed transaction; whether and when the spin-off of MWV’s specialty chemicals business will occur; economic, competitive and market conditions generally; volumes and price levels of purchases by customers; competitive conditions in RockTenn’s and MWV’s businesses and possible adverse actions of their respective customers, competitors and suppliers. Further, RockTenn’s and MWV’s businesses are subject to a number of general risks that would affect any such forward-looking statements including, among others, decreases in demand for their products; increases in energy, raw materials, shipping and capital equipment costs; reduced supply of raw materials; fluctuations in selling prices and volumes; intense competition; the potential loss of certain customers; the scope, costs, timing and impact of any restructuring of our operations and corporate and tax structure; and adverse changes in general market and industry conditions. Such risks and other factors that may impact management’s assumptions are more particularly described in RockTenn’s and MWV’s filings with the Securities and Exchange Commission, including under the caption “Business – Forward-Looking Information” and “Risk Factors” in RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 and “Management’s discussion and analysis of financial condition and results of operations – Forward-looking Statements” and “Risk factors” in MWV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither RockTenn nor MWV have or undertake any obligation to update or revise their forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving MWV and RockTenn will be submitted to the stockholders of MWV and the shareholders of RockTenn for their consideration. In connection with the proposed transaction, RockTenn caused a newly formed holding company, WestRock Company (formerly known as Rome-Milan Holdings, Inc.), to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a prospectus with respect to the shares to be issued in the proposed transaction and a joint proxy statement for the stockholders of MWV and the shareholders of RockTenn (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on May 19, 2015. On or about May 22, 2015, each of MWV and RockTenn commenced mailing the Joint Proxy Statement in definitive form to its stockholders or shareholders, as applicable, of record as of the close of business on May 4, 2015. Each of WestRock Company, MWV and RockTenn may file other documents regarding the proposed transaction with the SEC. The Registration Statement and the Joint Proxy Statement contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,  AS THEY BECOME AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by MWV or RockTenn with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its corporate website at www.mwv.com.

PARTICIPANTS IN THE SOLICITATION

MWV, RockTenn, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about RockTenn’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014, and information about MWV’s directors and executive officers is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 20, 2015. These documents are available free of charge from the sources indicated above, from RockTenn by going to its investor relations page on its corporate website at http://ir.rocktenn.com and from MWV on its website at www.mwv.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Registration Statement and the Joint Proxy Statement and will be included in other relevant materials RockTenn and MWV intend to file with the SEC.